EMI

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ER 06/77

Company Announcements Office,
London Stock Exchange.

25th September, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a fax dated 22nd September 2006 and received on 25th September 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 22nd September 2006, had an interest in 45,675,215 shares, being 5.74% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

dlw 10/3

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/78

Company Announcements Office,
London Stock Exchange.

25th September, 2006.

EMI GROUP PLC
Additional Listing

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 700,000 Ordinary Shares of 14p each under the Company's Savings-Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/79

Company Announcements Office,
London Stock Exchange.

26th September, 2006.

EMI GROUP PLC

Additional Listing

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 700,000 Ordinary Shares of 14p each under the Company's Savings-Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231